# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Q32 Bio Inc., CIK 0001661998
CUSIP: 746964105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 830 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001527166

## Reporting persons
- The Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
  Comment: Limited Liability Company
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
  Comment: Limited Liability Company
- TC Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
  Comment: Limited Liability Company
- Carlyle Investment Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
  Comment: Limited Liability Company
- Carlyle Genesis UK LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
  Comment: Limited Liability Company
- Abingworth LLP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)
- Abingworth Bioventures VII LP: type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 691,735; sole dispositive power 0; shared dispositive power 691,735; aggregate amount beneficially owned 691,735 (4.1% of the class)

## Item 1. Issuer
Name of issuer: Q32 Bio Inc.
Address of issuer's principal executive offices: 830 Winter Street, Waltham, MA, 02451

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The Carlyle Group Inc.
Carlyle Holdings I GP Inc.
Carlyle Holdings I GP Sub L.L.C.
Carlyle Holdings I L.P.
CG Subsidiary Holdings L.L.C.
TC Group, L.L.C.
Carlyle Investment Management L.L.C.
Carlyle Genesis UK LLC
Abingworth LLP
Abingworth Bioventures VII LP
Address of principal business office or, if none, residence: The principal business address of each of Abingworth LLP and Abingworth Bioventures VII LP is 38 Jermyn Street, London, SW1Y 6DN, England, United Kingdom. The principal business address of each of the other Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of Abingworth LLP and Abingworth Bioventures VII LP is organized under the laws of England and Wales. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of June 18, 2026, based upon 16,956,415 shares of Common Stock outstanding, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026.

Abingworth Bioventures VII LP is the record holder of the shares of Common Stock reported herein.

The Carlyle Group Inc., which is a publicly traded entity listed on Nasdaq, is the sole shareholder of Carlyle Holdings I GP Inc., which is the sole member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities reported herein, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the managing member of Carlyle Investment Management L.L.C., which is the sole member of Carlyle Genesis UK LLC, which is the principal member of Abingworth LLP. Abingworth Bioventures VII LP has delegated to Abingworth LLP all investment and dispositive power over the securities held of record by them. Accordingly, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by Abingworth Bioventures VII LP, but each disclaims beneficial ownership of such securities.
Percent of class: 4.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 691,735
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 691,735

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement (previously filed)

## Signatures
- The Carlyle Group Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Corporate Secretary (07/06/2026)
- Carlyle Holdings I GP Inc.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- Carlyle Holdings I GP Sub L.L.C.: By: Carlyle Holdings I GP Inc., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- Carlyle Holdings I L.P.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- CG Subsidiary Holdings L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- TC Group, L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- Carlyle Investment Management L.L.C.: /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- Carlyle Genesis UK LLC: By: Carlyle Investment Management L.L.C., its sole member, /s/ Anne K. Frederick, Anne K. Frederick, Managing Director (07/06/2026)
- Abingworth LLP: /s/ Emma O'Reilly, Emma O'Reilly. Authorized Signatory (07/06/2026)
- Abingworth Bioventures VII LP: /s/ Emma O'Reilly, Emma O'Reilly. Authorized Signatory (07/06/2026)